Aron Izower Direct Phone: +1 212 549 0393 Email: aizower@reedsmith.com	Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 Tel +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

February 17, 2017

Ms. Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Function(x) Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 6, 2017

File No. 333-215188

Dear Ms. Wray:

On behalf of Function(x) Inc. (the “Company”), we are writing to respond to the comments raised by the staff in a letter dated February 16, 2017, regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on February 6, 2017 (the “Registration Statement”). In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission.

1. We note your response to prior comment 3 and the revised disclosure on page 3. To the extent you retain this disclosure, please explain your statement that the revenue information is provided by “outside sources.” In addition, please update the disclosure based on your actual financial results as reported in your Form 10-Q for the quarter ended December 31, 2016, and present here your net losses from the digital publishing segment for the periods covered by the chart.

We have revised the disclosure to present our actual results for the quarter ended December 31, 2016 in response to this comment, including our net losses from the digital publishing segment for the periods covered by the chart.

2.       Please file a revised opinion of counsel that that addresses whether the common stock underlying the representatives’ warrants will be legally issued, fully paid and nonassessable.

We have included a revised legal opinion as Exhibit 5.1 in response to this comment.

Ms. Katherine Wray

February 17, 2017

Should you have any questions or comments regarding the response set forth herein, or require any additional information, please do hesitate to contact me at (212) 549-0393. Thank you for your time and attention.

Very truly yours,

/s/ Aron Izower

Aron Izower